



18010026

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2020
Estimated average burden hours per response. 12.00	

ANNUAL AUDITED REPORT
 **FORM X-17A-5**
PART III

SEC FILE NUMBER
8-69039

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____10/01/17_____ AND ENDING _____9/30/18_____
MM/DD/YY .... MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E D & F Man Capital Markets Inc.



OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

140 East 45th Street, 42nd Floor
_____
(No. and Street)

New York .... New York 10017
(City) .... (State) .... (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Bates 212-844-3693
.... (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
    Ernst & Young LLP
_____
(Name – of individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State) (Zip Code)	

CHECK ONE:
☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions. **CHECK ONE:**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained
in this form are not required to respond unless the form displays a currently valid OMB control number.

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a PUBLIC DOCUMENT.



OATH OR AFFIRMATION

I, Peter J. McCarthy, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition of E D & F Man Capital Markets Inc. as of September 30, 2018, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____
Signature

President and CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☒ (g) Notes to Financial Statements.
- ☐ (h) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (p) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (q) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☐ (r) Statement of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts Under 4D9F of the CEA.
- ☐ (s) Supplementary Report of Independent Auditors on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

E D & F Man Capital Markets Inc.

Financial Statements and Supplemental Information

Year Ended September 30, 2018

Contents



Ernst & Young LLP   Tel: +1 212 773 3000
5 Times Square   Fax: +1 212 773 6350
New York, NY 10036   ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of E D & F Man Capital Markets Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of E D & F Man Capital Markets Inc., (the Company) as of September 30, 2018 and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at September 30, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We began serving consecutively as E D & F Man Capital's auditor since 2012.

November 28, 2018

ED&F Man Capital Markets Inc.

Statement of Financial Condition

(In Thousands)

September 30, 2018

Assets

Cash	$	56,335
Cash and securities segregated under federal and other regulations (cash of $102,915 and securities with a fair value of $275,202)		378,117
Securities purchased under agreements to resell		13,005,687
Securities borrowed		1,762,558
Receivable from broker-dealers and clearing organizations (includes securities with a fair value of $1,139,544)		1,648,133
Trading assets ($19,646 were pledged to creditors)		160,732
Receivable from customers		320
Memberships and stock in exchanges owned, at adjusted cost (fair value $2,899)		2,151
Receivable from affiliates		2,422
Goodwill and intangable assets (net of accumulated amortization of $142)		9,858
Other assets		13,337
Total assets	$	17,039,650

Liabilities and stockholder's equity

Securities sold under agreements to repurchase	$	13,109,939
Securities loaned		1,745,391
Payable to customers		1,503,789
Payable to broker-dealers and clearing organizations		325,268
Trading liabilities		99,647
Payable to affiliates		2,697
Accrued expenses and other liabilities		38,669
Total liabilities		16,825,400
Commitments, contingencies and guarantees (Note 9)		
Liabilities subordinated to claims of general creditors		20,000
Shares outstanding		400
Additional paid in capital		143,605
Retained earnings		50,245
Total stockholder's equity		194,250
Total liabilities and stockholder's equity	$	17,039,650

See accompanying notes to statement of financial condition.

E D & F Man Capital Markets Inc.

Notes to Statement of Financial Condition

(In Thousands)

September 30, 2018

1. Organization and Nature of Business

E D & F Man Capital Markets Inc. (MCM or the Company), is incorporated under the laws of the State of New York and is a direct, wholly-owned subsidiary of E D & F Man Services Inc. (MSI or the Parent). The Company is an indirect, wholly-owned subsidiary of E D & F Man Holdings Limited (MHL), a limited liability company incorporated in England. The Company operates as a broker and a dealer in U.S. treasury, government agency and other fixed income securities. The Company also executes and clears commodity futures and fixed income transactions for the accounts of its customers and operates as a broker in listed and over-the-counter derivative contracts.

The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission (SEC) and as a Futures Commission Merchant (FCM) with the U.S. Commodity Futures Trading Commission (CFTC) and is approved as a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA). The Company is a clearing member of the principal U.S. futures exchanges and the Government Securities and Mortgage Backed Securities Divisions of the Fixed Income Clearing Corporation (FICC). Additionally, the Company is a member of the Securities Investor Protection Corporation (SIPC).

2. Significant Accounting Policies

Basis of Accounting

The Company maintains its financial records in U.S. dollars. The Company's financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements and the accompanying notes are reasonable; however, actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Concentration of Credit Risk

At September 30, 2018, cash on the statement of financial condition consisted solely of cash. The Company's cash balances are held with nationally recognized financial institutions, and exceed the federally insured limit. The Company has not experienced any losses in cash accounts and believes it is not subject to any significant credit risk on cash.

The Company is a member of the FICC and clears eligible treasury and government agency securities transactions through the FICC. The Company executes and clears customers' commodity futures transactions through various regulated, clearing organizations (together with FICC, the Clearing Organizations). The Company's treasury and agency securities are held in an account with a leading financial institution. The Company utilizes the services of other broker dealers (the Clearing Brokers) to clear its non-FICC eligible securities transactions. The Clearing Brokers may also hold the Company's non-FICC eligible securities. The Company's clearing and settlement activities can result in concentrations of risk with the Clearing Organizations and the Clearing Brokers. Such risk, however, is mitigated by the Clearing Organizations and Clearing Brokers obligations to comply with rules and regulations governing their business activities. These rules and regulations generally require maintenance of net capital, as defined, and segregation of funds and securities from holdings of the clearing firms and other members.

Trading Assets and Liabilities

Trading assets and liabilities and related revenues and expenses are recorded on a trade date basis.

Fair Value Measurements

The Company's financial instruments are reported at fair value, or amounts that approximate fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*. The estimated fair value of trading assets and liabilities are generally based on quoted market prices or dealer quotes.

E D & F Man Capital Markets Inc.

Notes to Statement of Financial Condition

(In Thousands)

2. Significant Accounting Policies (continued)

Commissions and Fees

Commissions, fees and related clearing expenses are recorded on a trade date basis as securities and futures transactions occur.

Collateralized Agreements

The Company's collateralized agreements include securities purchased under agreements to resell (resale agreements), securities sold under agreements to repurchase (repurchase agreements) and securities borrowed and securities loaned transactions.

Resale and repurchase agreements are accounted for as collateralized financing transactions where the Company has an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to take possession of securities collateralizing resale agreements at the time such agreements are made. In the same manner, the Company provides securities to counterparties in order to collateralize repurchase agreements. These agreements are collateralized primarily by U.S. Treasury and government agency securities, with a fair value equal to or in excess of the principal amount loaned.

The market value of the underlying collateral is reviewed daily and additional cash or other collateral is obtained or returned as necessary. The Company records resale and repurchase agreements at contract price, plus accrued interest, which approximates fair value.

Interest earned and interest paid on collateralized agreements are recorded in interest income and interest expense on the statement of income.

At September 30, 2018, the Company had obtained securities as collateral under resale agreements that could be repledged, delivered, or otherwise transferred, with a fair value of $31,646,069. The firm has $182,758 pledged to a clearing organization to meet margin requirements.

Securities borrowed and securities loaned transactions in equity and corporate debt securities are accounted for as collateralized financing transactions and are recorded at the amount of cash collateral advanced plus accrued interest. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash or other collateral with the lenders. The Company monitors the market value of securities borrowed and securities loaned on a daily basis, with additional collateral obtained or refunded as necessary.

E D & F Man Capital Markets Inc.

Notes to Statement of Financial Condition

(In Thousands)

2. Significant Accounting Policies (continued)

Substantially all of these securities have been repledged, delivered, or otherwise transferred, either as collateral under repurchase agreements or to satisfy the settlement of trading obligations of the Company and its clearing customers.

The Company nets certain repurchase agreements and resale agreements with the same counterparty on the statement of financial condition when the requirements of ASC 210-20, *Balance Sheet – Offsetting*, are met, including the existence of master netting agreements between the Company and its counterparties.

The following tables present information about the offsetting securities purchased under resale and repurchase agreements and securities borrowed and loaned related collateral amounts in accordance with ASU 2011-11 and ASU 2013-01 as of September 30, 2018.

	Gross amount	Amounts Offset on the Statement of Financial Condition	Net Amounts Presented on the Statement of Financial Condition	Cash and financial instruments not offset on the Statement of Financial Condition	Net Amount
Financial Assets					
Securities purchased under agreements to resell	31,334,327	(18,328,640)	13,005,687	(12,940,894)	64,793
Securities borrowed	1,762,558	-	1,762,558	(1,735,818)	26,740
Financial Liabilities					
Securities sold under agreements to repurchase	31,438,579	(18,328,640)	13,109,939	(13,063,699)	46,240
Securities loaned	1,745,391	-	1,745,391	(1,725,688)	19,703

E D & F Man Capital Markets Inc.

Notes to Statement of Financial Condition

(In Thousands)

2. Significant Accounting Policies (continued)

Repurchase Agreements and Securities Lending Transactions Accounted for as Secured Transactions

(in thousands)

	2018				
	Remaining Contractual Maturity of the Agreements				
	Overnight and Continuous	Up to 30 Days	30-90 Days	Greater than 90 Days	Total
Repurchase agreements					
U.S. Treasury and agency securities	16,311,010	9,867,970	521,102	4,731,694	31,431,776
Corporate Securities	6,803	-	-	-	6,803
Total	16,317,814	9,867,970	521,102	4,731,694	31,438,579
Securities lending agreements					
Equity Securities	1,697,310	-	-	-	1,697,310
Corporate Securities	48,081	-	-	-	48,081
Total	1,745,391	-	-	-	1,745,391
Gross recognized liabilities	18,063,204	9,867,970	521,102	4,731,694	33,183,970

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at the rate of exchange on the statement of financial condition date, whereas amounts recognized in the statement of income are translated at the actual rates of exchange during the year. Net gains or losses resulting from foreign currency transactions are included in principal transactions in the statement of income.

Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the value assigned to the net assets, including identifiable intangible assets, of a business acquired. Goodwill and finite-lived intangible assets are evaluated annually for impairment. There was no impairment charge during the year ended September 30, 2018. Finite lived intangible assets consist of customer relationships and are amortized over their estimated useful lives of ten years.

7

E D & F Man Capital Markets Inc.

Notes to Statement of Financial Condition

(In Thousands)

2. Significant Accounting Policies (continued)

Memberships and Stock in Exchanges

Memberships and stock in exchanges include trading rights and publicly traded shares of exchange stock required to be held for membership privileges. Memberships in exchanges and stock in clearing organizations are held for operating purposes and are carried at cost and periodically evaluated for impairment, in accordance with ASC *940-340, Other Assets and Deferred Costs.* There was no impairment charge during the year ended September 30, 2018. These items would be categorized as Level 1 and Level 2 in the fair value hierarchy if they were required to be recorded at fair value.

Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns of MHI (the US Holding Company). The Company accounts for income taxes on a separate company basis.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date.

In accordance with ASC 740, *Income Taxes* (ASC 740), the Company recognizes the effect of income tax positions only if those positions are more-likely-than-not of being sustained upon examination by the taxing authorities. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized based on a cumulative probability approach. Changes in recognition or measurement are reflected in the period in which the change occurs. As of September 30, 2018, the Company did not identify any unrecognized tax benefits that should be recorded with respect to its tax positions in accordance with ASC *740-10, Accounting for Uncertainties in Income Taxes.*

E D & F Man Capital Markets Inc.

Notes to Statement of Financial Condition

(In Thousands)

2. Significant Accounting Policies (continued)

Receivable from and payable to Customers

Receivable from and payable to customers primarily arise from commodities transactions and include margin paid and received and gains and losses on open trades. Securities, primarily U.S. government obligations and warehouse receipts, owned by customers and held by the Company as collateral or as margin and the fair value of customers' option positions are not reflected on the statement of financial condition. At September 30, 2018, securities held were $121,730, and long and short option positions held were $2,229,130 and $2,473,190 respectively.

Receivable from and payable to customers also include trades with customers that settle on a Receive Versus Payment (RVP) or Delivery Versus Payment (DVP) basis that have passed their settlement date (failed to receive or failed to deliver trades). Securities failed to deliver and securities failed to receive are recorded at the contract price of the securities to be delivered or received by the Company. There were no receivables or payables from customers related to failed to deliver or failed to receive transactions at September 30, 2018.

Receivables From and Payables to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to clearing organizations represent end-of-day cash and securities deposits held with various clearing organizations. Amounts receivable from and payable to broker/dealers represent end-of-day cash balances and related amounts owed by or to clearing brokers arising from securities and futures transactions. Receivable from broker-dealers includes failed to deliver transactions of $309,618 and payable to broker-dealers includes failed to receive transactions of $315,245. The value of unsettled trades between trade date and settlement date is included in receivable from or payable to broker-dealers, as appropriate. Exposure on failed trades is monitored as part of the Company's risk management process. Unsettled trades and securities failed to deliver/receive are recorded at the contract price of the securities to be delivered or received by the Company. Should a counterparty fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market. The value of the securities at September 30, 2018 approximates the amounts owed. Unsettled trades and securities failed to deliver/receive at September 30, 2018 were settled without a material effect on the Company's financial statements taken as a whole.

2. Significant Accounting Policies (continued)

Recent Accounting Pronouncements

ASU 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09") issued in May 2014, updates the principles for recognizing revenue. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In March 2016, the FASB issued ASU 2016-08, Principal Versus Agent Considerations (Reporting Revenue Gross Versus Net) ("ASU 2016-08") to clarify guidance on principal versus agent evaluation considerations and whether an entity reports revenue on a gross or net basis. In April 2016, the FASB issued ASU 2016-10, Identifying Performance Obligations and Licensing ("ASU 2016-10") outlining steps used to clarify the performance obligations versus the licensing implementation guidance in Topic 606. In May 2016, the FASB issued ASU 2016-12, Narrow Scope Improvements and Practical Expedients ("ASU 2016-12") to clarify the guidance on assessing collectability, presenting sales taxes, measuring noncash consideration and certain transition matters. The Company plans to adopt the standard on its required effective date of October 1, 2018 using the modified retrospective transition method. The company has determined that the adoption of this guidance does not have an impact on the Company's financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases* ("ASU 2016-02"). ASU 2016-02 requires lessees to recognize assets and liabilities for most leases. The objective of the new disclosure requirements is to enable users of financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The guidance is effective for public business entities for the first annual period beginning after December 15, 2019, although early adoption is permitted. The Company is evaluating the impact of this standard on the financial statements.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses* ("ASU 2016-13"). The objective of the new disclosure requirements is to provide users of the financial statements with more information on expected credit losses on financial instruments held at each balance sheet date. The amendments in ASU 2016-13 replace the current incurred loss methodology with an expected loss methodology incorporating a broader range of information to support credit loss estimates. The guidance is effective for public business entities for fiscal years beginning after December 15, 2019. The Company is evaluating the impact of this standard on the financial statements.

In November 2016, the FASB issued ASU 2016-15, *Classification of Certain Cash Receipts and Cash Payments* ("ASU 2016-15") and ASU 2016-18, *Restricted Cash* ("ASU 2016-18"). ASU

E D & F Man Capital Markets Inc.

Notes to Statement of Financial Condition

(In Thousands)

2. Significant Accounting Policies (continued)

2016-15 and ASU 2016-18 will require entities to make additional disclosures of cash and restricted cash in the statement of cash flows. The guidance is effective for public business entities for fiscal years beginning after December 15, 2018. The Company does not expect this standard to have a significant impact on the financial statements.

3. Cash and Securities Segregated under Federal and Other Regulations

Included in cash and securities segregated under federal and other regulations on the statement of financial condition at September 30, 2018 are $102,915 of cash and U.S. government obligations with a market value of $265,245 held in separate accounts which are segregated and secured under the Commodity Exchange Act and $9,957 of U.S. Government obligations segregated in a special reserve bank account for the exclusive benefit of customers in accordance with the Securities Exchange Act.

4. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Receivable from and payable to brokers-dealers and clearing organizations at September 30, 2018, consist of the following:

	Receivables	Payables
Broker-Dealers	$ 373,080	$ 319,170
Clearing Organizations	1,275,053	6,098
	$ 1,648,133	$ 325,268

5. Fair Value Disclosure

ASC 820 establishes a fair value hierarchy which prioritizes the inputs used in valuation techniques, based on their observability in the market. The use of observable inputs is maximized while the use of unobservable inputs is minimized as ASC 820 requires that the most observable inputs be used when available. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the highest priority inputs and Level 3 representing the lowest priority inputs:

5. Fair Value Disclosure (continued)

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date are classified as Level 1. Examples include highly liquid U.S. government securities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, directly or indirectly, are classified as Level 2. If the asset or liability has a specified (contractual or redemption) term, a Level 2 input must be observable for substantially the full term (contractual life) of the asset or liability. Examples include U.S. government agency and corporate securities.

Level 3 – Financial assets and financial liabilities whose values are based on unobservable inputs are classified as Level 3. Unobservable inputs are based on the reporting entity's own assumptions that other market participants would consider (including assumptions about risk) under the best information available in the circumstances. Financial assets and financial liabilities are classified as Level 3, if the unobservable inputs have more than an insignificant impact on the fair value measurement of an instrument. Examples include residential mortgage and other asset-backed securities.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The Company has established an Independent Pricing and Valuation (IPV) Committee that is responsible for the Company's valuation policies, processes and procedures. The IPV Committee is comprised of the Chief Operating, Chief Risk and Chief Financial Officers and the heads of relevant business units. The IPV Committee reports to the Financial Division Risk Committee of MHL. The IPV Committee implements valuation control processes to validate the fair value of the Company's financial instruments, including those derived from pricing models. The control processes are designed to ensure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the

E D & F Man Capital Markets Inc.

Notes to Statement of Financial Condition

(In Thousands)

5. Fair Value Disclosure (continued)

control processes are designed to ensure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

The Company's control processes for financial instruments categorized in Level 3 of the fair value hierarchy include the following:

Model Review – the IPV Committee, in conjunction with the Company's risk department, utilizes a third party pricing model to arrive at Level 3 valuations. The Company's risk department independently reviews the valuation model's theoretical soundness and the inclusion of observable inputs. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques, the use of comparable inputs, broker quotes and third party pricing.

Independent Price Verification – the IPV Committee reviews recently executed transactions and other observable market data, such as exchange data, broker-dealer quotes, third-party pricing vendors, and aggregation services, when validating the fair values of financial instruments generated using its valuation model. The IPV Committee assesses the external sources and their valuation methodologies to determine whether the external providers meet the minimum standards expected of a third-party pricing source. Pricing data provided by approved external sources is evaluated using a number of approaches; for example, by corroborating the external sources' prices to executed trades, by analyzing the methodology and assumptions used by the external source to generate a price and/or by evaluating how active the third-party pricing source (or originating sources used by the third-party pricing source) is in the market. Based on this analysis, the IPV Committee generates a ranking of the observable market data to ensure that the highest ranked market data source is used to validate the fair value of financial instruments.

Review of new Level 3 Transactions – the IPV Committee reviews the valuation methodology used to price all new material Level 3 transactions.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis is as follows:

U.S. government, equity securities and exchange traded options are valued using quoted market prices. These securities are generally traded in active markets and therefore are classified within Level 1 of the fair value hierarchy.

Government agency and corporate securities are valued using quoted market prices, or alternative pricing sources, such as broker or dealer quotations, and are generally classified as

5. Fair Value Disclosure (continued)

Level 2. Certain agency securities may be classified as Level 1 because they trade in active markets and there is sufficient information from a liquid market to classify them as Level 1.

Residential mortgage and other asset-backed securities are valued using market transactions and other market evidence whenever possible, or broker or dealer quotations, or using market based inputs to models. These securities are classified as Level 3.

Financial assets that are carried at contractual amounts that approximate fair value include cash, resale agreements, securities borrowed and receivables from broker-dealers and clearing organizations. Financial liabilities that are carried at contractual amounts that approximate fair value include repurchase agreements, securities loaned, subordinated borrowings, payables to broker-dealers and clearing organizations and accrued expenses and other liabilities. These financial instruments are generally short term in nature and bear interest rates that approximate market rates. All of the aforementioned financial instruments are classified within Level 1 of the fair value hierarchy, except for reverse repurchase agreements, securities borrowed, repurchase agreements, securities loaned, subordinated borrowings, and receivables and payables from/ to broker dealers and clearing organizations which are classified within Level 2 of the fair value hierarchy, as they are valued using observable market inputs or are short term in nature. The aforementioned financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value as they are short term in nature, are repriced frequently, and have negligible credit risk.

The following table presents information about the Company's financial assets and financial liabilities measured at fair value as of September 30, 2018, within the fair value hierarchy:

E D & F Man Capital Markets Inc.

Notes to Statement of Financial Condition

(In Thousands)

5. Fair Value Disclosure (continued)

	Level 1	Level 2	Level 3	Total
Assets				
Securities segregated under federal and other regulations	$ 275,202	$ -	$ -	$ 275,202
Trading Assets:				
US government and agency securities	45,983	19,844	-	65,827
Corporate securities	-	87,974	-	87,974
Equity securities	6,775	-	-	6,775
Exchange-traded options	156	-	-	156
Receivable from broker-dealers and clearing organizations (U.S. government securities)	1,139,544	-	-	1,139,544
	$1,467,660	$ 107,818	$ -	$ 1,575,478
Liabilities				
Trading Liabilities:				
US government and agency securities	$ 14,186	$ -	$ -	$ 14,186
Corporate securities	-	84,151	-	84,151
Equity securities	1,252	-	-	1,252
Exchange-traded options	58	-	-	58
	$ 15,496	$ 84,151	$ -	$ 99,647

There were no transfers between Level 2 and Level 3 during the year.

6. Goodwill and Intangible Assets

	Estimated Life	Cost		Accumulated Amortization		Net Book Value	
Goodwill	N/A	$	1,500	$	-	$	1,500
Customer Relationships	10 years	$	8,500	$	142	$	8,358
Total	N/A	$	10,000	$	142	$	9,858

On September 1, 2018, the Company acquired 100% of the business relationships of certain customer accounts from four individuals and DWG Futures LLC, for cash consideration of $10,000. The acquisition was made to secure the clearing business for the Company. The customer relationships were valued using the excess earnings method, a form of the income approach. We estimated the useful life of the customer relationships based on the historical behavior of the customers and a parallel analysis of the customers using the excess earnings method. The Company incurred $574 of acquisition-related expenses, which are reflected in Professional fees on the Statement of Income. The Company estimates that $10,000 will be deductible for tax purposes. This business contributed $1,018 of revenue and $144 of profit to the Group's results for the period from acquisition to the balance sheet date.

7. Liabilities Subordinated to Claims of General Creditors

At September 30, 2018, liabilities subordinated to the claims of general creditors consisted of subordinated borrowings carried at contracted amounts, which approximate fair value. These borrowings are subordinated to the claims of general creditors, are covered by agreements approved by FINRA, and are included by the Company for the purposes of computing net capital under the SEC's Uniform Net Capital Rule. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

MCM has one subordinated note payable to MSI of $20,000, maturing on September 28, 2020. The interest rate, which will reset periodically, is based on LIBOR plus 450 basis points.

E D & F Man Capital Markets Inc.

Notes to Statement of Financial Condition

(In Thousands)

8. Commitments, Contingent Liabilities, and Guarantees

The Company leases office space in Chicago under an operating leases expiring in March 2022. Rental payments are approximately $41 per month. The Chicago lease is secured by a guarantee issued by MHL, the Company's ultimate parent.

Aggregate future minimum rental payments in the period and years subsequent to September 30, 2018, are approximately as follows:

Year Ending September 30:		
2019	$	489
2020		501
2021		514
2022		263
Total	$	1,767

MSI paid all rental payments for the Chicago lease and recharged the Company for the cost. The charges are included in allocated charges from affiliates in the statement of income.

The Company's lease for office space is subject to rental escalation based on rates agreed to in the lease. The lease for office space also contains an option to extend the term of the lease for one additional period of five years. In order for the Company to sublet or assign the space, the lease requires prior notification to and approval by the Landlord.

In accordance with its clearing agreements, the Company may be required to indemnify its clearing brokers against specified potential losses, if any, arising from the provision of clearing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. The Company, however, believes it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the financial statements for this indemnification.

The Company is a member of certain clearing organizations and exchanges. As a member, the Company may be required to pay a proportionate share of the financial obligations of a defaulting member of the clearing organizations or exchanges. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its own resources. In addition, any such guarantee obligations would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these guarantees and

8. Commitments, Contingent Liabilities, and Guarantees (continued)

management believes that any potential requirement to make payments under these guarantees is remote.

The Company has access to a $120 million 364-day committed credit facility arranged by a leading financial institution. The Company has a commitment to pay $400 of fees related to this facility. There were no outstanding borrowings under this facility at September 30, 2018.

At September 30, 2018, the Company has guaranteed bank loans of $412 for customers who are members of commodity futures exchanges. The guarantees for customers are secured by exchange memberships and the loans mature on various dates through 2023. In the event these parties default on their loans and the value of the collateral is insufficient to repay the loans, the Company would be required to perform under these guarantees.

9. Related-Party Transactions

At September 30, 2018, the Company has the following outstanding balances with related parties:

Receivable from affiliates:		
E D & F Man Services Inc.	$	2,381
Other		41
	$	2,422
Payable to affiliates:		
E D & F Man Client Services Inc.	$	2,035
E D & F Man Capital Markets Limited		650
Other		12
	$	2,697

In the normal course of business, the Company enters into transactions with affiliated companies. The Company executes and clears trades for affiliates and utilizes clearing brokers to execute and clear transactions on exchanges where the Company is not a member. Included in receivables from broker dealers is $51,287 receivable from E D & F Man Capital Markets Limited related to

E D & F Man Capital Markets Inc.

Notes to Statement of Financial Condition

(In Thousands)

9. Related-Party Transactions (continued)

such transactions. Included in payable to customers are $130,592 due to E D & F Man Capital Markets Limited and $3,441 due to other affiliates.

Payable to customers also includes $1,146 payable to employees. Included in securities sold under agreements to repurchase is $501 due to E D & F Man Capital Markets Limited. Included in employee compensation and benefits is $1,778 charged by MSI for employee benefit costs.

The Company has entered into Expense Sharing Agreements with various related parties. MSI pays expenses, including support, rent, utilities, and information technology for certain of the related entities in the United States. MSI allocates operating charges related to these costs to various related parties, including the Company.

E D & F Man Capital Markets Limited (MCM Ltd) pays for certain expenses on behalf of the Company, including communications, technology and personnel costs and the Company pays for certain expenses on behalf of MCM Ltd, including technology support costs.

The Company is included in the consolidated tax return of MHI. During the year, the Company made tax payments of $11,504 to MHI.

At September 30, 2018, the Company had $20,000 in subordinated notes payable to MSI.

E D & F Man Treasury Management plc (MTM) and E D & F Man Capital Markets Treasury Management plc (MCMTM) have made available committed and uncommitted borrowing facilities to various affiliated entities, including the Company. From time to time, the Company borrows funds from MTM or MCMTM. Interest is charged on the borrowings at a spread over 1 month LIBOR. There were no outstanding borrowings at year end.

From time to time, E D & F Man Client Services Inc. (MCS) purchases outstanding receivables from the Company at a discount to book value. The total amount of receivables purchased by MCS in the year to ending September 30, 2018 was $24,178.

10. Employee Benefit Plans

Substantially, all employees of the Company are covered by MHI's defined contribution benefit plan. The Company's contribution is determined under provisions of the plan. The Company is charged for its contributions which amounted to $929 for the year ended September 30, 2018, and are included in the employee compensation and benefits expense in the statement of income.

E D & F Man Capital Markets Inc.
Notes to Statement of Financial Condition
(In Thousands)

11. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and the CFTC's minimum financial requirements for futures commission merchants (FCM) and introducing brokers (Regulation 1.17), which requires the maintenance of minimum net capital. The Company

computes its net capital under the alternate method of Rule 15c3-1 which requires the maintenance of minimum net capital equal to the greater of $250 or 2% of aggregate debit items, as defined, or $1,000 or 8% of Customer and Non-Customer risk maintenance margin requirements, as defined, as a registered FCM with the CFTC. At September 30, 2018, the Company had regulatory capital of $214,250, net capital of $162,308 and excess net capital of $104,246. Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the capital rules of the SEC and other regulators.

12. Taxation

The Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current period as if the company were a separate company taxpayer rather than a member of MHI's consolidated income tax return group.

The Company provides for its portion of income taxes in its financial statements as follows:

Current:		
U.S. federal	$	4,549
State and local		183
		4,732
Deferred:		
U.S. federal		22
State and local		(29)
		(7)
Income tax expense	$	4,725

As of September 30, 2018, the Company has recorded a deferred tax asset of $387 on its statement of financial condition. The deferred tax asset consists primarily of temporary differences related to deferred rent amortization and expense accruals. These assets are offset by deferred tax liabilities arising from differences in the book and tax basis of fixed assets as a result of accelerated tax depreciation, as well as prepaid deductions.

12. Taxation (continued)

On December 22, 2017, the President signed Public Law Number 115-97, commonly referred as the Tax Cuts and Jobs Act of 2017 (the "Act"). The Act enacted comprehensive U.S. tax

legislation, making broad and complex changes to the U.S. tax code, including, but not limited to: (1) a reduction in the U.S. federal corporate tax rate from a maximum rate of 35% to a flat rate of 21%; (2) eliminating the corporate alternative minimum tax (commonly referred to as "AMT"); (3) creating the base erosion anti-abuse tax (the "BEAT"), a new minimum tax on certain foreign related party payments; (4) full expensing of certain capital expenditures in the first year of acquisition; and (5) creating new limitations on the deductibility of certain items, such as interest expense, meals and entertainment, Federal Deposit Insurance Corporation ("FDIC") premium payments, and officer compensation. Most of the provisions in the Act go into effect for tax years beginning after January 1, 2018. However, the Company will have a blended tax rate of 24.5% for the tax year ending September 30, 2018, given that the new 21% tax rate comes into effect on January 1, 2018, without regard to a taxpayer's year end as per the tax law. For subsequent years, the tax rate will drop to 21%. Other changes made by the Tax Act may impact the Company's tax provision in future years.

While most of the tax reform provisions come into effect on January 1, 2018, deferred tax assets and deferred tax liabilities that existed as of the enactment date are expected to reverse after the effective date (January 1, 2018) of the provisions. Therefore, the Company's deferred tax assets and deferred tax liabilities have been adjusted using the new statutory tax rate of 21% resulting in a provisional decrease in the Company's deferred tax asset at September 30, 2018, in the amount of $214.

Additionally, on December 22, 2017, the U.S. Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin No. 118 ("SAB 118"). The purpose of SAB 118 is to address any uncertainty or diversity in views of accounting for the income tax effects of the Act in situations where a registrant does not have the necessary information available, prepared, or analyzed in reasonable detail to complete the accounting in the reporting period that includes the enactment date. SAB 118 allows for a measurement period, not to extend beyond one year from the Act's enactment date, to complete the necessary accounting. The Financial Accounting Standards Board ("FASB") indicated it would not object to private companies applying the provisions of SAB 118. The Company recorded provisional amounts using reasonable estimates where the information necessary to determine the final impact of the Act was either not available, not prepared, or not sufficiently analyzed as of the report filing date. Management will continue to ensure full understanding of how to interpret the tax law changes, as there will likely be clarifications in applications of the Act. The Company will complete and record the income tax

12. Taxation (continued)

effects of these provisional items during the period the necessary information becomes available. This measurement period will not extend beyond December 22, 2018.

The Company accrues the income tax benefit at the enacted statutory rate. The principal reasons for the difference between the Company's effective tax rate and the statutory federal income tax rate relate to state and local taxes.

The Company is subject to the provisions of ASC 740. This standard establishes consistent thresholds as it relates to accounting for income taxes. It defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained upon examination by a taxing authority and requires measurement of a tax position meeting the "more-likely-than-not" criterion, based on the largest benefit that has a great than 50% likelihood of being realized.

The Company has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined no material tax liabilities existed as of September 30, 2018. The US Holding Company was audited by the IRS for tax years ended September 30, 2009 and 2010. During the year ended September 30, 2013, the IRS issued a no change letter on both years. During the year ended September 30, 2018, the IRS commenced an audit of the US Holding Company for the year ended September 30, 2016.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of income. During the year ended September 30, 2018, the Company did not accrue any interest or penalties as the Company did not have any unrecognized tax benefits or uncertain tax positions during the year.

13. Derivative Instruments

The Company holds positions in exchange-traded interest rate and currency futures to mitigate risks arising from its business activities. The Company facilitates counterparty transactions in To Be Announced securities (TBAs). These transactions are subject to varying degrees of market and credit risk.

The following table quantifies the derivative and TBA balances recorded in trading assets, receivable from customers, payable to customers and payable to broker-dealers and clearing

E D & F Man Capital Markets Inc.
Notes to Statement of Financial Condition
(In Thousands)

13. Derivative Instruments (continued)

organizations on the statement of financial condition, through a disclosure of notional amounts, in comparison with the fair value of those derivatives on a gross basis:

	Notional	Positive Replacement Value	Notional	Negative Replacement Value
Exchange-traded futures contracts	$ 5,410,000	$ 204	$ -	$ -
TBA forward contracts	$ 1,459,838	$ 4,892	$ 1,459,838	$ 4,545

Exchange-traded futures transactions are classified within Level 1 of the fair value hierarchy. TBA transactions are classified within level 2 of the fair value hierarchy.

14. Subsequent Events

The Company has evaluated subsequent events through November 28, 2018, the date on which these financial statements were issued.